SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                          The Sports Club Company, Inc.
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                                    84917P10
                                 (CUSIP Number)


                             Roger M. Roisman, Esq.
                          Stroock & Stroock & Lavan LLP
                                 180 Maiden Lane
                            New York, New York 10038
                                  212-806-5448
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                  JUNE 20, 1997
             (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

                              (Page 1 of 7 Pages)

                                  SCHEDULE 13D

------------------------------------           --------------------
CUSIP No. 84917P10                               Page   2
------------------------------------           --------------------

--------------------------------------------------------------------
 1       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Millennium Partners LLC

--------------------------------------------------------------------
 2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

         See Item  5.                                              (a)

                                                                   (b)/x /

-------------------------------------------------------------------------
 3       SEC USE ONLY

-------------------------------------------------------------------------
 4       SOURCE OF FUNDS*
         See Item 3.
-------------------------------------------------------------------------
 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

-------------------------------------------------------------------------
 6       CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware.

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    NUMBER OF         7        SOLE VOTING POWER
     SHARES
  BENEFICIALLY                 1,198,932
-------------------------------------------------------------------------
                      8       SHARED VOTING POWER
  EACH REPORTING
  PERSON WITH                         0
-------------------------------------------------------------------------
                      9        SOLE DISPOSITIVE POWER

                               1,198,932
-------------------------------------------------------------------------
                     10        SHARED DISPOSITIVE POWER

                                     0
-------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         1,198,932
-------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                --
                                                               /  /
                                                               ---
-------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         8.90%

-------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*
         LLC

-------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

                                  SCHEDULE 13D


------------------------------------           --------------------
CUSIP No. 84917P10                               Page   3
------------------------------------           --------------------

-----------------------------------------------------------------------------
 1       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Millennium Partners Management LLC

-----------------------------------------------------------------------------
 2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

         See Item  5.                                           (a)/  /
                                                                (b)/x /

-----------------------------------------------------------------------------
 3       SEC USE ONLY

-----------------------------------------------------------------------------
 4       SOURCE OF FUNDS*
-----------------------------------------------------------------------------
 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

-----------------------------------------------------------------------------
 6       CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware.

-----------------------------------------------------------------------------
   NUMBER OF         7        SOLE VOTING POWER
    SHARES
 BENEFICIALLY                 See Item 5.
                  -----------------------------------------------------------
                     8       SHARED VOTING POWER
EACH REPORTING
  PERSON WITH                See Item 5.
                  -----------------------------------------------------------
                     9       SOLE DISPOSITIVE POWER

                             See Item 5.
                  -----------------------------------------------------------
                    10       SHARED DISPOSITIVE POWER

                             See Item 5.
-----------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         See Item 5.
-----------------------------------------------------------------------------
12
         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                       ---
                                                                      /  /
                                                                      ---

-----------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         See Item 5.
-----------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*
         LLC
-----------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

ITEM 1.    SECURITY AND ISSUER.

          This statement relates to the Common Stock, par value $.01 per share (the "Common Stock"), of The Sports Club Company, Inc., a Delaware corporation ("SCC"), whose principle executive offices are located at The Sports Company, Inc., 11100 Santa Monica Blvd., Suite 300, Los Angeles, California 90025.

ITEM 2.   IDENTITY AND BACKGROUND.

          This statement is being filed by Millennium Partners LLC, a limited liability company organized under the laws of the State of Delaware (the "Reporting Person").

          The principal business of the Reporting Person is the development of real estate projects. The principal business of Millennium Partners Management LLC ("Management Co") is to act as manager of the Reporting Person and to manage real estate projects developed by the Reporting Person.

          The business address of each of the Reporting Person and Management Co is:

          c/o Millennium Partners Management LLC
          1995 Broadway
          New York, New York  10023
          Attention: Brian J. Collins

          Neither the Reporting Person nor Management Co has been, during the last five years, (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violation of, prohibiting or mandating activities subject to, Federal or State securities laws or finding any violations with respect to such laws.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          The consideration for the purchase of the shares of Common Stock was $5 million dollars in cash from the Reporting Person's general working capital.

ITEM 4.   PURPOSE OF TRANSACTION.

          The purpose of the purchase of shares of Common Stock was to make an investment in the Common Stock of SCC. From time to time, the Reporting Person, and/or its affiliates, may purchase additional shares of Common Stock in the market or otherwise.

          Pursuant to the Letter Agreement dated March 13, 1997, as amended by the Letter Agreement dated June 10, 1997 (as so amended, the "Letter Agreement") by and between Millennium Entertainment Partners, L.P. ("MEP") and SCC, MEP agreed to purchase an aggregate of 2,105,263 shares of Common Stock of SCC. Pursuant to the Agreement of Transfer dated as of June 20, 1997 between the Reporting Person and MEP (the "Transfer Agreement"), simultaneous with its acquisition of the Common Stock of SCC, MEP assigned to the Reporting Person 1,052,632 shares of Common Stock of SCC in exchange for $5 million in cash payable at the direction of MEP. The Reporting Person has been informed that MEP is filing a Schedule 13D in respect of such shares.

          Pursuant to the Letter Agreement, MEP has the right to cause SCC to register on a single occasion under the Securities Act of 1933, as amended (the "Securities Act"), as many of the shares of Common Stock owned by the Reporting Person that MEP shall elect. This right of MEP shall terminate upon the earlier of March 13, 1999 or the date when shares owned by the Reporting Person may be sold pursuant to subsection (k) of Rule 144 promulgated under the Securities Act. Also, MEP has the right to cause SCC to include in any registration of securities under the Securities Act (other than a registration of shares relating to an employee benefit plan or a transaction pursuant to Rule 145 under the Securities Act) effected by SCC such number of shares as MEP shall request, subject to underwriter cutbacks.

          In addition, pursuant to the Letter Agreement, for so long as MEP shall have at least a 10% interest in Equity Securities (as defined in the Letter Agreement) of SCC, if SCC shall issue any additional Equity Securities, MEP shall have the right to purchase, at a price equal to the proposed offering price, an amount of such Equity Securities so that MEP may maintain its current ownership percentage of Equity Securities.

          On June 24, 1997, pursuant to the Letter Agreement, a designee of MEP was appointed as a Class 2 Director of SCC and so long as MEP maintains at least a 12% interest in the Equity Securities of SCC: (i) upon the expiration of the term of such designee, SCC shall include and support a designee of MEP as one of management's nominees for the Board of Directors, and (ii) upon the termination of such designee's services as a director other than upon the expiration of term of office, SCC shall appoint in his place a replacement designee of MEP. In addition, two principals of SCC agree to vote Equity Securities which they own (or with respect to which they have the power to direct the vote) in an amount sufficient to elect such designee of MEP to the Board of Directors of SCC.

          Brian J. Collins became a Director of SCC on June 24, 1997. Under
Section 141 of the Delaware General Corporation Law, the business of the SCC is to be managed by or under the direction of its Board of Directors. While the Board of Directors of SCC, and Mr. Collins as a Director, may from time to time consider matters of a nature similar to one or more of the actions enumerated under Item 4 of Schedule 13D, there exist at this time no plans or proposals which require disclosure pursuant thereto.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

          As of June 27, 1997, the Reporting Person beneficially owned 1,052,632 shares of Common Stock of SCC (excluding the shares of MPI described below), constituting 7.82% of the shares of Common Stock outstanding. As of June 27, 1997, Management Co beneficially owned 0 shares of Common Stock of SCC. The Operating Agreement of the Reporting Person (the "Operating Agreement") does not give Management Co, as manager of the Reporting Person, the right to vote or dispose of the shares of Common Stock owned by the Reporting Person.

          The Reporting Person has sole power to vote and sole power to dispose of all 1,052,632 shares of Common Stock of SCC. Under the Operating Agreement, Management Co does not have shared power to vote or to dispose of any shares of Common Stock of SCC owned by the Reporting Person.

          There were no transactions within the last sixty days other than the purchase effected by the Reporting Person pursuant to the Letter Agreement by either the Reporting Person or Management Co with respect to the Common Stock of SCC.

          MEP, which has purchased 1,052,631 shares of Common Stock of SCC pursuant to the Letter Agreement, owns a 49.5% membership interest in the Reporting Person. However, under the Operating Agreement, MEP does not have the power to vote or the power to dispose of the Common Stock of SCC owned by the Reporting Person.

          The Reporting Person has been advised that as of June 27, 1997 Millennium Partners I, Inc. has purchased 146,300 shares of Common Stock of SCC. These purchases were effected as follows:

  Date               Number of Shares         Price Per Share
--------             ----------------         ---------------
5/08/97                 11,000                  $ 4.69
5/08/97                 10,000                    4.75
5/09/97                  5,000                    4.75
5/12/97                  5,000                    4.70
5/13/97                  5,000                    4.75
5/13/97                  5,000                    4.75
5/13/97                  1,100                    4.75
5/14/97                    300                    4.75
5/19/97                  4,000                    4.75
5/19/97                  3,000                    4.75
5/20/97                  3,000                    4.75
5/21/97                  5,000                    4.925
5/27/97                    900                    4.875
5/27/97                  1,000                    4.875
5/28/97                  8,000                    4.75
5/29/97                  9,500                    4.875
5/30/97                  2,000                    4.875
6/02/97                  2,000                    4.875
6/03/97                  3,000                    4.875
6/06/97                    800                    4.875
6/09/97                  3,300                    4.875
6/10/97                  5,000                    4.875
6/12/97                 16,100                    4.875
6/13/97                  8,100                    5.00
6/16/97                  5,000                    5.00
6/16/97                  5,000                    5.00
6/26/97                  5,000                    5.00
6/26/97                  3,200                    5.00
6/27/97                 10,000                    5.00
6/30/97                  1,000                    5.00

          These purchases were made in the open market, except for the purchase of 10,000 shares on May 8, 1997 which were sold directly by the seller to MPI.

          MPI has informed the Reporting Person that it intends to sell all such shares of Common Stock of SCC to the Reporting Person and the Reporting Person intends to purchase all such shares of Common Stock of SCC from MPI. Therefore, these purchases have been included in the number of shares of Common Stock of SCC beneficially owned by the Reporting Person.

ITEM 6. CONTRACTS ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          Other than the Letter Agreement and the Transfer Agreement described in Item 4 above and the understanding with MPI described in Item 5 above, neither the Reporting Person nor Management Co has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS.

    1.    Letter Agreement dated March 13, 1997 by and between MEP and SCC.
    2.    Letter Agreement dated June 10, 1997 by and between MEP and SCC.
    3. Agreement of Transfer dated as of June 20, 1997 between the Reporting Person and MEP.

                                    SIGNATURE

          After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

                                    MILLENNIUM PARTNERS LLC

                                    BY: MILLENNIUM PARTNERS MANAGEMENT, LLC,
                                    its manager

                                    BY: MILLENNIUM MANAGER I, INC.,
                                    its manager


                                    By:      /s/ Brian J. Collins
                                    Name: Brian J. Collins
                                    Title:   Vice President



                                    MILLENNIUM PARTNERS MANAGEMENT, LLC,

                                    BY: MILLENNIUM MANAGER I, INC.,
                                    its manager


                                    By:     /s/ Brian J. Collins
                                    Name: Brian J. Collins
                                    Title:   Vice President


Dated:  June 30, 1997